EXHIBIT 21.10

Subsidiaries of Landmark Bancorp, Inc.

The only significant subsidiary of the Company is Landmark National Bank, a national banking association with its main office located in Manhattan, Kansas, and with branch offices located in Auburn, Dodge City (2), Fort Scott, Garden City, Great Bend (2), Hoisington, Junction City, LaCrosse, Lawrence (2), Louisburg, Manhattan, Osage City, Osawatomie, Paola, Topeka (2) and Wamego, Kansas.  The Company also owns all of the common securities of Landmark Capital Trust I and Landmark Capital Trust II, which were formed to issue trust preferred securities in a private placement.